Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-192041
November 13, 2015

Issuer:	Wisconsin Electric Power Company

Security:	4.30% Debentures due December 15, 2045

Principal Amount:	$250,000,000

Maturity:	December 15, 2045

Coupon:	4.30%

Initial Price to Public:	99.711% per Debenture

Yield to Maturity:	4.317%

Spread to Benchmark
Treasury:	+125 basis points

Benchmark Treasury:	UST 3.000% due May 15, 2045

Benchmark Treasury Yield:	3.067%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2016

Redemption Provisions:

At any time prior to June 15, 2045 (the date that is six months prior to the maturity date, which is referred to herein as the “Early Call Date”), the debentures will be redeemable in whole or in part from time to time at our option, at a “make-whole” redemption price equal to (a) the greater of (i) 100% of the principal amount of the debentures being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures being redeemed that would be due if such debentures matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 20 basis points, plus (b) accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the debentures may be redeemed, in whole or in part from time to time at our option, at 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+3; November 18, 2015

Expected Ratings*:	A1/A-/A+ (Moody’s/S&P/Fitch)

CUSIP/ISIN:	976656 CJ5 / US976656CJ54

Joint Book-Running	Morgan Stanley & Co. LLC
Managers:	RBC Capital Markets, LLC
BMO Capital Markets Corp.
U.S. Bancorp Investments, Inc.

Co-Managers:	The Williams Capital Group, L.P.
Comerica Securities, Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, RBC Capital Markets, LLC toll free at 1-866-375-6829, BMO Capital Markets Corp. toll free at 1-866-864-7760 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.